EXHIBIT 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30, 2012	Year Ended December 31, 2011	Period from November 15, 2010 through December 31, 2010
Earnings:
Pre-tax net income	$10,328	$12,842	$249
Add:
Fixed charges	15,860	30,344	3,861

Earnings, as adjusted (A)	$26,188	$43,186	$4,110

Fixed charges:
Interest expensed and capitalized	$14,407	$28,336	$3,631
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,439	1,983	228
Estimate of interest within rental expense	14	25	2

Fixed charges, as adjusted (B)	$15,860	$30,344	$3,861

Ratio of earnings to fixed charges ((A) divided by (B)):	1.65x	1.42x	1.06x